FORM 11-K

      FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
        AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994

                     OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission File Number 33-57687



              EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
            FOR EMPLOYEES OF ATMOS ENERGY CORPORATION,
              (As restated effective January 1, 1991)
          (Full title of the plan and the address of the
      plan, if different from that of the issuer named below)




                     ATMOS ENERGY CORPORATION
                 Three Lincoln Centre, Suite 1800
                         5430 LBJ Freeway
                       Dallas, Texas  75240
              (Name of issuer of the securities held
                   pursuant to the plan and the
            address of its principal executive office)




















              EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
             FOR EMPLOYEES OF ATMOS ENERGY CORPORATION
              (As restated effective January 1, 1991)


                       FINANCIAL STATEMENTS
                    AND SUPPLEMENTAL SCHEDULES

                         DECEMBER 31, 1994

                               with

                  REPORT OF INDEPENDENT AUDITORS





                             CONTENTS


                                                           Page
                                                          Number
                                                          ------
Report of Independent Auditors

Financial Statements

  Statements of financial condition                         1

  Statements of income and changes in plan equity           2

  Notes to financial statements                             3


Supplemental Schedules

  Assets held for investment

  Transactions or series of transactions in excess of 5% of Plan assets





Report of Ernst & Young LLP, Independent Auditors

The Employee Stock Ownership Plan Committee
Employee Stock Ownership Plan and Trust
  for Employees of Atmos Energy Corporation
  (As restated effective January 1, 1991)

We have audited the accompanying statements of financial condition of the Employee Stock Ownership Plan and Trust for Employees of Atmos Energy Corporation (As restated effective January 1, 1991) (the "Plan") as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan at December 31, 1994 and 1993, and the income and changes in plan equity for each of the three years in the period ended
December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment at December 31, 1994, and transactions or series of transactions in excess of 5% of Plan assets for the year ended December 31, 1994, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.




                                         ERNST & YOUNG LLP

Dallas, Texas
June 16, 1995





              EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
             FOR EMPLOYEES OF ATMOS ENERGY CORPORATION
              (As restated effective January 1, 1991)

                 STATEMENTS OF FINANCIAL CONDITION

                                            December 31,
                                      -------------------------
ASSETS                                   1994          1993
- ------                                -----------   -----------
Investments, at fair value (Notes
  2, 4 and 6):
  Common stock of Atmos Energy
    Corporation  (1994- 1,664,391
    shares, cost of $21,526,254
    and 1993- 1,529,117 shares,
    cost of $18,389,063)              $28,294,646   $28,161,219
  T. Rowe Price Prime Reserve Fund      1,209,497     1,476,700
  T. Rowe Price Spectrum Growth
    Fund (1994- 24,747 shares, cost
    of $292,424 and 1993- 4,301
    shares, cost of $49,631)              275,430        51,050
  T. Rowe Price Spectrum Income
    Fund (1994- 13,740 shares,
    cost of $146,445 and 1993- 14,959
    shares, cost of $165,452)             138,907       166,199
                                      -----------   -----------
    Total investments                  29,918,480    29,855,168


Receivables:
  Participants' salary reductions         127,957        85,929
  Company's matching contributions         83,745        62,024
  Miscellaneous                                 -            50
                                      -----------   -----------
    Total receivables                     211,702       148,003

Cash                                            -            67
                                      -----------   -----------
    Total assets                      $30,130,182   $30,003,238
                                      ===========   ===========

LIABILITIES AND EQUITY
- ----------------------
Plan equity                            30,130,182    30,003,238
                                      -----------   -----------
    Total liabilities and equity      $30,130,182   $30,003,238
                                      ===========   ===========




The accompanying notes are an integral part of these financial statements.







                   EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
                  FOR EMPLOYEES OF ATMOS ENERGY CORPORATION
                   (As restated effective January 1, 1991)

               STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                                   Year ended December 31,
                            ------------------------------------
                                1994        1993          1992
                            ----------- -----------  -----------
Investment income (Note 2):
  Dividends on common stock $ 1,424,934 $ 1,230,544  $ 1,120,492
  Interest income                82,068      53,778      108,187
                            ----------- -----------  -----------
    Net investment income     1,507,002   1,284,322    1,228,679

Net realized gain on
  disposition of invest-
  ments (Note 7)                636,370     580,948      602,195

Unrealized appreciation
  (depreciation) on
  investments (Note 6)       (3,030,462)  3,253,720       12,418

Contributions (Notes 1
  and 4):
  Participants' salary
    reductions                2,852,269   1,919,996    1,704,242
  Company's matching          1,907,010   1,441,311    1,341,177
  Company's discretionary             -   1,000,000            -
                            ----------- -----------  -----------
                              4,759,279   4,361,307    3,045,419

Annual distributions
  (Note 5)                     (283,255)   (202,749)    (200,295)

Distribution of dividends
  on common stock            (1,424,934) (1,230,544)  (1,119,848)

Withdrawals (Note 5)         (2,037,056) (1,339,266)  (2,529,961)
                            ----------- -----------  -----------
Increase in plan equity         126,944   6,707,738    1,038,607

Plan equity at beginning
  of year                    30,003,238  23,295,500   22,256,893
                            ----------- -----------  -----------
Plan equity at end of year  $30,130,182 $30,003,238  $23,295,500
                            =========== ===========  ===========




The accompanying notes are an integral part of these financial statements.








                  EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
                  FOR EMPLOYEES OF ATMOS ENERGY CORPORATION
                   (As restated effective January 1, 1991)
                        NOTES TO FINANCIAL STATEMENTS



1.   Description of the Plan

     The following brief description of the Employee Stock Ownership Plan and Trust for Employees of Atmos Energy Corporation (As restated effective January 1, 1991) (the "Plan") is provided for general information only. Plan participants should refer to the Plan document for a more complete description of the Plan provisions.

     The Plan is a trusteed defined contribution retirement benefit plan offered to eligible employees of Atmos Energy Corporation (the "Com-pany" or "Atmos"). The Plan is to continue for an indefinite term and may be amended or terminated at any time by the Board of Directors of Atmos (the "Board").

     The Plan is intended to meet the requirements of Sections 401(a), 501(a), and 4975(e) of the Internal Revenue Code of 1986 as amended (the "Code") and the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is subject to certain provisions of ERISA relative to participation, vesting, and the fiduciary responsibility of plan administrators but is not subject to the provisions which deal with funding requirements, prohibitions against holding employer securities, or plan termination insurance.

     The Plan allows for the participation of all employees of the Company with at least one year of service (except leased employees and any employees covered by a collective bargaining agreement in which Plan participation has not been negotiated through good faith bargaining) effective on the earlier of January 1, April 1, July 1, or October 1 after which one year of service has been completed.

     Contributions to the Plan include contributions withheld by the employer on behalf of each employee in the amount specified by the employee pursuant to a salary reduction agreement as well as matching employer contributions in an amount, determined by the Board, which is at least 25% of all or a portion of the employee's annual salary reduction unless the Company's financial condition warrants no matching contribution as determined at the sole discretion of the Board. Eligible employees may elect a salary reduction (not to exceed $9,240 in 1994, $8,994 in 1993, $8,728 in 1992), ranging from a minimum of 2%
     to a maximum of 10% of compensation. For the year ended December 31, 1994, the maximum employer matching contribution was set by the Board at 4% of compensation with such contributions being matched 100% by the Company. The Company may revoke or amend any participant's salary reduction agreement if necessary to ensure that (1) each participant's additions for any year will not exceed applicable Internal Revenue Service ("IRS") limitations and (2) Company matching contributions will be fully deductible for federal income tax purposes. The Plan also provides that a discretionary contribution may be made at the option of






     the Board and in an amount determined annually by the Board. The Plan received a $1,000,000 discretionary contribution for the year ended December 31, 1993. There were 1,681 participants who had an account balance in the stock purchase program of the Plan at December 31, 1994, 156, 226, and 311 of whom were also participants in the T. Rowe Price Prime Reserve Fund, T. Rowe Price Spectrum Income Fund and T. Rowe Price Spectrum Growth Fund, respectively.

     Effective January 1, 1991, the Plan was restated pursuant to the provisions of the Employee Stock Ownership Plan and Trust for Employees of Atmos Energy Corporation, as amended (the "Prior Plan"). The Plan allows certain participants' salary reductions made on or after January 1, 1993 to be invested in a diversified fund. A diversified fund is a fund managed by an individual qualified with respect to the Plan as an "investment manager" within the meaning of Section 3 (38) of ERISA, consisting of a fixed income fund, T. Rowe Price Spectrum Income Fund, and T. Rowe Price Spectrum Growth Fund and such other fund or funds as may be selected from time to time by the Committee. The restatement also incorporates changes required by the Tax Reform Act of 1986.

     The plan was amended in April 1994 to comply with certain technical requirements of the tax law.

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan shall terminate and the trust shall be liquidated, unless the Plan is continued by a successor. Upon such liquidation, all accounts shall be distributed to the participants.

     Subsequent to year-end, the balances in the Greeley Retirement and Savings Plan (GRASP) of approximately $4,300,000 were liquidated and contributed to the ESOP.


2.   Significant accounting policies

     Investments in common stock, T. Rowe Price Spectrum Growth Fund and Spectrum Income Fund are stated at market value, as determined by reference to published market data. Investments in the T. Rowe Price Prime Reserve Fund are stated at cost, which approximates market value. Purchases and sales of securities are recorded on the trade date, and investment income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the average histori-cal cost method.


3.   Income taxes

     In April 1994, the IRS informed the Company that the Plan, as amended and restated, qualifies under Section 401(a) of the Code and the trust is exempt from federal income taxes under provisions of Section 501(a) of the Code. Management intends to maintain the qualified status of the plan.







     Generally, participants do not pay federal income taxes on salary reduction contributions, employer contributions or investment income until funds are withdrawn from the Plan. The foregoing abbreviated discussion of the federal income tax consequences resulting from participation in the Plan is not intended to include all tax aspects of such participation.


4.   Administration of the Plan and Plan Assets

     The Plan is administered by the Employee Stock Ownership Plan Committee (the "Committee") consisting of at least three persons who are ap-pointed by the Board. The members of the Committee serve at the pleasure of the Board without compensation. Their duties include supervising the Plan and determining whether any change of election, change of contribution, or withdrawal made by a participating employee is in accordance with the Plan. Certain administrative functions are performed by employees of the Company. No employee of the Company receives compensation from the Plan.

     In accordance with the Plan, the Company has appointed the Employee Stock Ownership Plan Trust Committee as Trustee of the Plan. The Trustee may be removed at the discretion of the Board. The Trustee shall vote any common stock held in the trust in accordance with directions received from the participating employees or at its discre-tion if there are no such directions. The Plan's assets, consisting of Atmos common stock and mutual fund shares, are held by T. Rowe Price Associates, Inc., the Custodian of the Plan. Substantially all expenses of the Plan are paid by the Company.

     Contributions to the Plan are held and managed by the Custodian, which invests cash received, interest income and dividend income and makes distributions to participants. All contributions to a participant's account are immediately and fully vested. For the 1994 and 1993 plan years, all contributions were invested primarily in common stock of the Company. The Plan purchases Atmos common stock as needed at current market value or from the Company as an original issue.

























     With certain limitations, Company contributions, Plan expenses and dividends on shares of Atmos common stock held by the Plan are deduct-ible by the Company when paid.

     Prior to October 1, 1987, the Plan also invested in a fixed income fund. During October 1987, participants were given a one-time option of reinvesting fixed income funds in Atmos common stock. Fixed income funds not reinvested in Atmos common stock will remain in the Plan until withdrawn by the participants. Effective January 1, 1993, participants in the fixed income fund are allowed to transfer to the diversified fund as discussed, in Note 1 above.

     At December 31, 1994 and 1993, amounts held in the fixed income fund were invested in the T. Rowe Price Prime Reserve Fund.

5.   Distributions and withdrawals

     Dividends received on Atmos common stock, in accordance with the Plan, must be distributed to participants no later than 90 days after the Plan year-end. However, currently they are distributed quarterly.

     A participant may elect to receive an annual distribution of any employer matching or discretionary contribution that was allocated to his account at least two years prior to such election. These annual elections are made as of January 1.

     The annual distribution from the Plan is normally made in February of the following year. Information with respect to such distributions during the years indicated is set forth below:

                     Atmos common stock
                     ------------------
        Year                    Market
     distributed     Shares     value        Cash       Total
     -----------     ------    -------     --------    --------
       1994             820    $22,573     $260,682    $283,255
       1993           6,410    $99,348     $103,401    $202,749
       1992           4,632    $71,024     $129,271    $200,295


     Subsequent to year end, elections were made by plan participants for annual distributions of $207,146 in cash and 2,185 shares having a market value of $36,053 at the date of distribution.

     In the event of retirement, death, termination due to disability or termination of employment for another reason, the participant is entitled to withdraw the entire amount from each of his accounts. Withdrawals from a participant's salary reduction account, as well as the employer matching and discretionary accounts, are also allowed upon proof of financial hardship meeting IRS "Safe Harbor" definitions or, if elected, subsequent to the participant's attaining age 59-1/2. Such withdrawal may be in the form of Atmos common stock or cash, as determined by the Committee. However, a participant has the right to







     have withdrawals made in the form of Atmos common stock upon written notice by the participant.

     Withdrawals from the Plan due to financial hardship, retirement or termination during the years ended December 31, 1994, 1993 and 1992 consisted of the following:

                     Atmos common stock
                     ------------------
        Year                    Market
     distributed     Shares     value        Cash       Total
     -----------     ------   --------     --------    --------
       1994          25,084   $444,197   $1,592,859  $2,037,056
       1993          14,334   $284,077   $1,055,189  $1,339,266
       1992          56,463   $788,528   $1,741,433  $2,529,961


6.   Unrealized appreciation (depreciation) of investments

     Unrealized appreciation (depreciation) reflects the difference between quoted market price and cost of investments held by the Plan. The following table presents the changes in unrealized appreciation (depreciation) of the investments for the years ended December 31, 1994, 1993 and 1992:

                                  1994        1993        1992
                              ----------   ----------  ----------
     Unrealized appreciation,
       beginning of year      $9,774,322   $6,520,602  $6,508,184
     Increase (decrease)
       during the year, net   (3,030,462)   3,253,720      12,418
                              ----------  -----------  ----------
     Unrealized appreciation,
       end of year            $6,743,860   $9,774,322  $6,520,602
                              ==========   ==========  ==========

7.   Net realized gain on disposition of investments

     The cost of shares sold, distributed or withdrawn from the Plan represents the average historical cost of shares allocated to each participant's account.

     During the year ended December 31, 1994, certain participants elected to receive distributions from the Plan in cash. The Plan sold the common stock in the participants' accounts at market value, and the proceeds from such sales were remitted to the participants.















The following summarizes the components of the net realized gain on disposition of investments for the years ended December 31, 1994, 1993 and 1992:

                                     1994       1993       1992
                                   --------   --------   --------
Withdrawals and distributions
  of common stock (Note 5):
  Market value at date of
    withdrawal                   $  466,770   $383,424   $859,549
  Cost                              303,106    218,196    586,633
                                 ----------   --------   --------
                                    163,664    165,228    272,916

Sales of common stock:
  Proceeds                        1,403,137    929,768    960,833
  Cost                              927,673    526,412    650,489
                                 ----------   --------   --------
                                    475,464    403,356    310,344
                                 ----------   --------   --------
Net realized gain on disposition
  of common stock                   639,128    568,584    583,260

Gain (loss) on disposition of
  other investments                 (2,758)     12,364     18,935
                                 ----------   --------   --------
Net realized gain on disposition
  of investments                 $  636,370   $580,948   $602,195
                                 ==========   ========   ========

Disclosures of net realized gains (losses) on disposition of investments and unrealized appreciation (depreciation) of investments for compliance with Form 5500 reporting instructions require a revaluing of the cost of investments to the fair value at the beginning of the year or purchase price if acquired during the year. Consequently, this method results in a realized gain of $121,234 and an unrealized loss of $2,515,326 for the year ended December 31, 1994, and a realized loss of $29,504 and an unrealized gain of $3,864,172 for the year ended December 31, 1993, on the disposition of investments being reported on Form 5500.






















8. Differences between financial statements and Form 5500 due to amounts allocated to withdrawn participants

     The following is a reconciliation of plan equity per the financial statements to the Form 5500:

                                           December 31,
                                   ----------------------------
                                        1994            1993
                                   -----------     -----------
Plan equity per the financial
  statements                       $30,130,182     $30,003,238

Amounts allocated to withdrawn
  participants                         (84,935)        (37,098)
                                   -----------     -----------
Plan equity per the Form 5500      $30,045,247     $29,966,140
                                   ===========     ===========

The following is a reconciliation of withdrawals per the financial state-ments to the Form 5500:

                                   Year ended
                                   December 31,
                                      1994
                                   ------------
Withdrawals per financial
  statements                        $2,037,056

Add: Amounts allocated to
  withdrawn participants at
  December 31, 1994                     84,935

Less: Amounts allocated to
  withdrawn participants at
  December 31, 1993                    (37,098)
                                   -----------
Withdrawals per the Form 5500       $2,084,893
                                    ==========





















9. Allocation of assets and liabilities and plan equity to investment funds


                                                                  December 31, 1994
                                         --------------------------------------------------------------------
                                                           Prime         Spectrum      Spectrum
                                        Stock purchase    Reserve         Growth        Income
                                            program        Fund            Fund          Fund         Total
                                        --------------  ------------    ----------    ----------    ----------
       ASSETS
      -------
Investments, at fair value:
  Common stock of Atmos                    $28,294,646    $        -      $      -      $      -   $28,294,646
  T. Rowe Price Prime Reserve Fund                   -     1,209,497             -             -     1,209,497
  T. Rowe Price Spectrum Growth Fund                 -             -       275,430             -       275,430
  T. Rowe Price Spectrum Income Fund                 -             -                     138,907       138,907
                                            ----------    ----------    ----------    ----------    ----------
       Total investments                    28,294,646     1,209,497       275,430       138,907    29,918,480

Receivables:
  Participants' contributions                  108,862         1,935        11,764         5,396       127,957
  Company's matching contributions              83,745             -             -             -        83,745
  Miscellaneous                                      -             -             -             -             -
                                            ----------    ----------    ----------    ----------    ----------
       Total receivables                       192,607         1,935        11,764         5,396       211,702
                                           -----------    ----------    ----------    ----------   -----------
                                           $28,487,253    $1,211,432      $287,194      $144,303   $30,130,182
                                           ===========    ==========    ==========    ==========   ===========

       LIABILITIES AND EQUITY
      -----------------------

Plan equity                                $28,487,253    $1,211,432      $287,194      $144,303   $30,130,182
                                           ===========    ==========    ==========    ==========   ===========
























9. Allocation of assets and liabilities and plan equity to investment funds (continued)

                                                                    December 31, 1993
                                         --------------------------------------------------------------------
                                                           Prime         Spectrum      Spectrum
                                        Stock purchase    Reserve         Growth        Income
                                            program        Fund            Fund          Fund         Total
                                        --------------  ------------    ----------    ----------    ----------
       ASSETS
      -------
Investments, at fair value:
  Common stock of Atmos                    $28,161,219    $        -      $      -      $      -   $28,161,219
  T. Rowe Price Prime Reserve Fund                   -     1,476,700             -             -     1,476,700
  T. Rowe Price Spectrum Growth Fund                 -             -        51,050             -        51,050
  T. Rowe Price Spectrum Income Fund                 -             -                     166,199       166,199
                                            ----------    ----------    ----------    ----------    ----------
       Total investments                    28,161,219     1,476,700        51,050       166,199    29,855,168

Receivables:
  Participants' contributions                   85,929             -             -             -        85,929
  Company's matching contributions              62,024             -             -             -        62,024
  Miscellaneous                                     50             -             -             -            50
                                            ----------    ----------    ----------    ----------    ----------
       Total receivables                       148,003             -             -             -       148,003

Cash                                                67             -             -             -            67
                                           -----------    ----------    ----------    ----------   -----------
                                           $28,309,289    $1,476,700       $51,050      $166,199   $30,003,238
                                           ===========    ==========    ==========    ==========   ===========

       LIABILITIES AND EQUITY
      -----------------------

Plan equity                                $28,309,289    $1,476,700       $51,050      $166,199   $30,003,238
                                           ===========    ==========    ==========    ==========   ===========
























10. Allocation of income and changes in plan equity to investment funds

                                                  Year ended December 31, 1994
                               ------------------------------------------------------------
                                                Prime     Spectrum   Spectrum
                              Stock purchase   Reserve     Growth     Income
                                  program       Fund        Fund       Fund        Total
                              -------------- ------------ ---------  --------    ----------
Investment income:
  Dividends on common stock      $1,424,934   $        -   $      -  $      -  $ 1,424,934
  Interest income                         -       47,684     20,596    13,788       82,068
                                 -----------  ----------- ---------  --------   ----------
     Net investment income        1,424,934       47,684     20,596    13,788    1,507,002

Net realized gain on
  disposition of investments        639,128            -      1,931    (4,689)     636,370

Unrealized depreciation on
  investments                    (3,003,772)           -    (18,409)   (8,281)  (3,030,462)

 Contributions:
  Participants'                   2,499,447       39,112    208,215   105,495    2,852,269
  Company's matching              1,907,010            -          -         -    1,907,010
                                 -----------  ----------- ---------  --------   ----------
                                  4,406,457       39,112    208,215   105,495    4,759,279

Annual distributions               (283,255)           -          -         -     (283,255)

Distribution of dividends
  on common stock                (1,424,934)           -          -         -   (1,424,934)

Withdrawals                      (1,599,276)    (181,124)   (49,321) (207,335)  (2,037,056)
                                 -----------  -----------  --------  --------  -----------
Increase (decrease) in plan
  equity                            159,282      (94,328)   163,012  (101,022)     126,944

Net transfers in (out)               18,682     (170,940)    73,132    79,126            -
Plan equity at beginning of year 28,309,289    1,476,700     51,050   166,199   30,003,238
                                -----------   -----------  --------  --------  -----------
Plan equity at end of year      $28,487,253   $1,211,432   $287,194  $144,303  $30,130,182
                                ===========   ===========  ========  ========  ===========


















10. Allocation of income and changes in plan equity to investment funds
    (continued)

                                               Year ended December 31, 1993
                             ------------------------------------------------------------
                                                Prime     Spectrum  Spectrum
                              Stock purchase   Reserve     Growth    Income
                                  program       Fund        Fund      Fund        Total
                              -------------- ------------ --------  --------   ----------

Investment income:
  Dividends on common stock       $1,230,544   $        -  $     -  $      -  $ 1,230,544
  Interest income                          -       40,673    3,523     9,582       53,778
                                 -----------   ----------  -------  --------  -----------
     Net investment income         1,230,544       40,673    3,523     9,582    1,284,322

Net realized gain on
  disposition of investments         580,948            -        -         -      580,948

Unrealized appreciation on
  investments                      3,251,554            -    1,419       747    3,253,720

Contributions:
  Participants'                    1,827,548        8,494   37,112    46,842    1,919,996
  Company's matching               1,441,311            -        -         -    1,441,311
  Company's discretionary          1,000,000            -        -         -    1,000,000
                                 -----------   ----------  -------  --------  -----------
                                   4,268,859        8,494   37,112    46,842    4,361,307

Annual distributions               (196,872)      (5,877)        -         -    (202,749)

Distribution of dividends
  on common stock                (1,230,544)            -        -         -  (1,230,544)

Withdrawals                      (1,179,332)    (159,934)        -         -  (1,339,266)
                                 -----------   ----------  -------  --------  -----------
Increase (decrease) in plan
  equity                           6,725,157    (116,644)   42,054    57,171    6,707,738

Net transfers in (out)                 1,780    (119,804)    8,996   109,028            -
Plan equity at beginning of year  21,582,352    1,713,148        -         -   23,295,500
                                 -----------   ----------  -------  --------  -----------
Plan equity at end of year       $28,309,289   $1,476,700  $51,050  $166,199  $30,003,238
                                 ===========   ==========  =======  ========  ===========

















10. Allocation of income and changes in plan equity to investment funds (continued)

                               Year ended December 31, 1992
                          --------------------------------------
                          Stock purchase Fixed income
                              program       fund         Total
                          -------------- ------------ ----------

Investment income:
  Dividends on common stock $ 1,120,492  $        -  $ 1,120,492
  Interest income                 2,563     105,624      108,187
                            -----------  ----------  -----------
    Net investment income     1,123,055     105,624    1,228,679

Net realized gain on
  disposition of investments    586,647      15,548      602,195

Unrealized appreciation on
  investments                    12,418           -       12,418

Contributions:
  Participants'               1,704,242           -    1,704,242
  Company's matching          1,341,177           -    1,341,177
                            -----------  ----------  -----------
                              3,045,419           -    3,045,419

Annual distributions           (186,207)    (14,088)    (200,295)

Distribution of dividends
  on common stock            (1,119,848)          -   (1,119,848)

Withdrawals                  (1,815,169)   (714,792)  (2,529,961)
                            -----------  ----------  -----------

Increase (decrease) in
  plan equity                 1,646,315    (607,708)   1,038,607

Plan equity at beginning
  of year                    19,936,037   2,320,856   22,256,893
                            -----------  ----------  -----------
Plan equity at end of year  $21,582,352  $1,713,148  $23,295,500
                            ===========  ==========  ===========


















          EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST FOR EMPLOYEES OF
      ATMOS ENERGY CORPORATION (As restated effective January 1, 1991)
                    ITEM 27a - ASSETS HELD FOR INVESTMENT
                              December 31, 1994



Description                     Shares       Cost      Fair value
- -----------                    --------- -----------  -----------

Atmos Energy Corporation
    common stock *             1,664,391 $21,526,254  $28,294,646
                               ========= ===========  ===========
T. Rowe Price Prime Reserve
    Fund *                               $ 1,209,497  $ 1,209,497
                                         ===========  ===========
T. Rowe Price Spectrum
    Growth Fund *                 24,747 $   292,424  $   275,430
                               ========= ===========  ===========
T. Rowe Price Spectrum
    Income Fund *                 13,740 $   146,445  $   138,907
                               ========= ===========  ===========




* Indicates party-in-interest in plan.
































                  EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
                 FOR EMPLOYEES OF ATMOS ENERGY CORPORATION
                   (As restated effective January 1, 1991)

             ITEM 27d - TRANSACTIONS OR SERIES OF TRANSACTIONS
                       IN EXCESS OF 5% OF PLAN ASSETS

                        Year ended December 31, 1994


                                                                   Expenses
                                Number                             incurred           Current value
                                  of                                 with              of asset on        Net
Identity of       Description    trans-     Purchase    Selling     trans-    Cost of   transaction      gain
party involved      of asset    actions       price      price      action     asset       date         (loss)
- --------------   ------------  --------     -------     -------    --------   -------  -----------     -------

Category (iii) - Series of transactions in excess of 5 percent of plan assets
- -----------------------------------------------------------------------------

Atmos Energy     Atmos Common       38   $4,367,970           -       -    $4,367,970    $4,367,970          -
 Corporation*      Stock

Atmos Energy     Atmos Common       36            -  $1,869,907       -    $1,230,779    $1,869,907   $639,128
 Corporation*      Stock


There were no category (i), (ii), or (iv) reportable transactions during the fiscal year ended December 31, 1994.


* Indicates party-in-interest in plan.






















                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Stock Ownership Plan Committee of the Employee Stock Ownership Plan and Trust for Employees of Atmos Energy Corporation, as amended, have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     EMPLOYEE STOCK OWNERSHIP PLAN AND
                                     TRUST FOR EMPLOYEES OF ATMOS ENERGY
                                     CORPORATION
                                     (As restated effective January 1,
                                     1991)




                    By:         /s/ DON E. JAMES
                         ---------------------------------------
June 27, 1995            Don E. James, Chairman of the Committee








































                               EXHIBITS INDEX

                                               Page number or
 Exhibit                                      incorporation by
 numbers               Description              reference to

 -------               -----------            ----------------

    4     Instruments defining rights of
          security holders:

          (a)  Employee Stock Ownership     Exhibit (4)(a) of
               Plan and Trust of Employees Form 11-K for the of Atmos Energy Corporation year ended December
               (As restated effective       31, 1991 (File No.
               January 1, 1991)             2-89113)


          (b)  Amendment 1 to the Employee  Exhibit (4)(b) of
               Stock Ownership Plan and     Form 11-K for the
               Trust for Employees of       year ended December
               Atmos Energy Corporation     31, 1992 (File No.
               (As restated effective       2-89113)
               January 1, 1991) dated June
               12, 1992


          (c)  Amendment 2 to the Employee  Exhibit (4)(c) of
               Stock Ownership Plan and     Form 11-K for the
               Trust for Employees of       year ended December
               Atmos Energy Corporation     31, 1992 (File No.
               (As restated effective       2-89113)
               January 1, 1991) dated May
               10, 1993

          (d)  Amendment 3 to the Employee  Exhibit (4)(d) of
               Stock Ownership Plan and     Form S-8, dated
               Trust for Employees of       February 14, 1995
               Atmos Energy Corporation     (File No. 33-57687)
               (As restated effective
               January 1, 1991) dated
               April 20, 1994

    23    Consent of independent auditors